21001591

ISSION

SEC Processing Section

APR 06 2021

Washington DC

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wall Street Capital Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9909 Clayton Road

(No. and Street)

(City)	(State)	(Zip Code)
		63124

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Nemec, President 636-778-1225

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holt & Patterson LLC

(Name – *if individual, state last, first, middle name*)

(Address)	(City)	(State)	(Zip Code)
260 Chesterfield Indus Blvd	Chesterfield	MO	63005

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Charles Nemec, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wall Street Capital Corp, as of March 29, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Charles Nemec

Signature

Pres.

Title

Melissa R Hutcherson

Notary Public

MELISSA R. HUTCHERSON
NOTARY PUBLIC - NOTARY SEAL
STATE OF MISSOURI
MY COMMISSION EXPIRES NOVEMBER 22, 2024
ST. CHARLES COUNTY
COMMISSION #12408486

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Wall Street Capital Corporation

FINANCIAL STATEMENTS

December 31, 2020

Wall Street Capital Corporation

Table of Contents

HOLT &
PATTERSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Wall Street Capital Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Wall Street Capital Corporation ("The Company") as of December 31, 2020, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Wall Street Capital Corporation as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Wall Street Capital Corporation's management. Our responsibility is to express an opinion on Wall Street Capital Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Wall Street Capital Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

Auditor's Report on Supplemental Information

The supplemental information on pages 9-12 has been subjected to audit procedures performed in conjunction with the audit of Wall Street Capital Corporation's financial statements. The supplemental information is the responsibility of Wall Street Capital Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on pages 9-10 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Holt & Patterson, LLC

Holt & Patterson, LLC

We have served as Wall Street Capital Corporation's auditor since 2010.
Chesterfield, Missouri

March 29, 2021

HOLT & PATTERSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
of Wall Street Capital Corporation

We have reviewed management's statements, included in the accompanying Exemption Report Filed Pursuant to SEC Rule 17a-5, in which (1) Wall Street Capital Corporation identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Wall Street Capital Corporation claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(1) (the "exemption provisions") and (2) Wall Street Capital Corporation stated that Wall Street Capital Corporation met the identified exemption provisions through the most recent fiscal year without exemption. Wall Street Capital Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Wall Street Capital Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Holt & Patterson, LLC

Holt & Patterson, LLC
Chesterfield, Missouri

March 29, 2021

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

WALL STREET CAPITAL CORP.

9909 Clayton Rd

Ladue, Mo 63124

(636) 778-1225

EXEMPTION REPORT

SEC RULE 17a5(d)(4)

WALL STREET CAPITAL CORPORATION

The information below is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a5(d)(4):

- Wall Street Capital Corporation is a broker/dealer registered with the SEC and FINRA
- Wall Street Capital Corporation claimed an exemption under paragraph (k)(1) of Rule 15c3-3 for the fiscal year ended December 31, 2020
- Wall Street Capital Corporation is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(1) of the rule, of which, the identity of the specific conditions are as follows:

  Broker-dealers that limit their activities (both principal and agent) to transactions in certain redeemable securities of registered investment companies (mutual funds) or insurance products. Under this exemption, the broker-dealer may briefly handle customer funds and/or securities, but must promptly transmit such funds and securities received in connection with its' broker or dealer activities. Additionally, it can not hold funds to securities for, or owe money or securities to customers.

- Wall Street Capital Corporation has met the identified exemption provisions in paragraph (k)(1) of Rule 15c3-3 throughout the period of January 1st, 2020 through December 31st, 2020 without exception

The above statements are true and correct to the best of my and the Firm's knowledge.

Charles S Nemec

President

Wall Street Capital Corporation
Statement of Financial Condition
December 31, 2020

	2020
Assets	
Current Assets	
Cash and Cash Equivalents	$ 9,745
Other current Assets	$ 194
Fixed Assets	
Furniture and Equipment	$ 1,390
Equipment	5,850
Improvements	850
Accumulated Depreciation	(8,090)
Total Fixed Assets	$ -
Total Assets	$ 9,939
Liabilities and Stockholder's Equity	
Current Liabilities	
Total Current Liabilities	$ -
Deferred Income Taxes	$ -
Total Liabilities	$ -
Stockholder's Equity	
Common stock, par value $1 per share	
Authorized - 30,000 shares	
Issued and Outstanding - 1000 shares	$ 1,000
Additional Paid in Capital	$ 36,984
Accumulated Deficit	$ (28,045)
Total Stockholder's Equity	$ 9,939
Total Liabilities and Stockholder's Equity	$ 9,939

See Independent Auditor's Report and Accompanying Notes

Wall Street Capital Corporation
Statement of Income
For the Year Then Ended December 31, 2020

	2020
Revenue	
Commissions and Fee Income	$ 577
General and Administrative Expenses	
Bank service charge	18
Dues and subscriptions	1,350
Professional Fees	2,675
Other Expenses	-
License and Permits	200
Total Expenses	4,243
Operating Income (Loss)	(3,666)
Net Income (Loss)	$ (3,666)

Wall Street Capital Corporation
Statement of Changes in Stockholder's Equity
For the Year Then Ended December 31, 2020

	Common Stock	Additional Paid in Capital	Retained Earnings Deficit	Total
Balance at Beginning of Year	$ 1,000	$ 32,676	$ (24,379)	$ 9,297
Net Income (Loss)	$ -		$ (3,666)	$ (3,666)
Additional Paid in Capital	$ -	$ 4,308	$ -	4,308
Balance at End of Year	$ 1,000	$ 36,984	$ (28,045)	$ 9,939

See Independent Auditor's Report and Accompanying Notes

Wall Street Capital Corporation
Statement of Cash Flows
For the Year Then Ended December 31, 2020

		2020
Cash Flows From Operating Activities		
Net Income (Loss)	$	(3,666)
Commission Receivable	$	-
Net Cash Flows From Operating Activities	$	(3,666)
Net Cash Flows from Investing Activities	$	-
Net Cash Flows From Financing Activities		
Additional Paid in Capital	$	4,308
Net Increase (Decrease) in Cash	$	642
Cash and Cash Equivalents at Beginning of Year	$	9,104
Cash and Cash Equivalents at End of Year	$	9,746

Supplemental Disclosures of Cash Flow Information

No Cash was paid for interest or taxes in 2020

See Independent Auditor's Report and Accompanying Notes

Wall Street Capital Corporation

NOTES TO FINANCIAL STATEMENTS

For the Year Then Ended December 31, 2020

Wall Street Capital Corporation
NOTES TO FINANCIAL STATEMENTS
For the Year Then Ended December 31, 2020

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: Wall Street Capital Corporation (the Company) is a registered securities broker/dealer and is a member of the Financial Industry Regulatory Authority. The Company clears all customer transactions through another broker/dealer on a fully disclosed basis. The Company does not hold funds or securities for, or owe money or securities to customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3. The Company is registered with the Securities and Exchange Commission (SEC). Wall Street Capital Corporation is located in St Louis, MO. Most of its' clients are individuals who reside in the St Louis Metropolitan area.

Revenue Recognition: Revenue from trailing commissions changes from quarter to quarter so no accrual for revenue is made. Instead, revenue is recognized when received. In May 2014, the Financial Accounting Standards Board (FASB) issued a new accounting pronouncement regarding revenue recognition effective for reporting periods beginning after December 15, 2017. Management has adopted this standard to which there was no significant impact to its' financial position, results of operations and related disclosures.

The Company has elected to use the reserve method in accounting for bad debts. Under this method, all uncollectible accounts are charged to the allowance accounts and the bad debt expense is determined by adjusting the balance in the allowance account to a reserve considered reasonable by management. No allowance for doubtful accounts was considered necessary at December 31, 2020. Bad debt expense was $0 for 2020.

Income Taxes: The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under these provisions, the Company does not pay federal and state income taxes on it's income. The stockholder of the Company is liable for the income taxes on the Company's taxable income. Accordingly, the Company does not record a provision for income taxes.

The Company adopted guidance issued by the FASB Accounting Standards Codification 740-10, Income Taxes on accounting for uncertainty in income taxes, which requires recognition, measurement and disclosure of uncertain tax positions recognized in an enterprises financial statement.

This guidance requires an evaluation of tax positions taken (or expected to be taken) in the course of preparing the Company's tax returns to determine whether these positions meed a "more likely than not" standard that based on technical merits, have a more than fifty percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the "more likely than not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements.

The federal and state income tax returns for the Company for 2017 through 2020 are subject to examination by respective taxing authorities generally for three years after they are filed.

If applicable, the Company recognizes interest and penalties related to the unrecognized tax benefits in expense in the statement of operations.

These provisions require the Company to analyze all open tax years, as defined by the Statute of Limitations, for all major jurisdictions, including federal and certain state taxing authorities. As of and for the year ending December 31, 2020, the Company did not have a liability for any unrecognized tax benefits. The Company has no examinations in progress and is not aware of any tax position for which it is reasonably positive that the total amounts of unrecognized tax benefits will significntly change in the next twelve months.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents: Cash equivalents include all temporary cash investments purchased with an original maturity of three months or less. The Company maintains an account with Busey Bank formerly known as Pulaski Bank. Busey Bank provides $250,000 of deposit insurance through the Federal Depositors Insurance Corporation. There were no amounts in excess of insured limits on December 31, 2020.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight line method for financial statement purposes. The Company uses other depreciation methods (general, accelerated depreciation methhods) for tax purposes where appropriate. Property and equipment totaling $8,090 were fully depreciated as of December 31, 2020.

NOTE 2 - NET CAPITAL REQUIREMENTS

Wall Street Capital Corporation is subject to the Securities and Exchange Commiiiission Uniform Net Capital Rule, which requires the maintenance of minimum net capital of $5,000 and that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to1. The Company's net capital and the required minimum net capital was $9,939 and $5,000 respectively at December 31, 2020, resulting in net capital of $4,939 in excess of the minimum requirement.

NOTE 3 - SUBSEQUENT EVENTS

In accordance with ASC 855, the Company evaluated subsequent events through March 5, 2021, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosures in these financial statements.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

The Company evaluated financial results as of December 31, 2020. It has determined there are no commitments or contingencies which required disclosure in the financial statements.

Wall Street Capital Corporation

SUPPLEMENTAL INFORMATION

December 31, 2020

Wall Street Capital Corporation
Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15 C3-1 at December 2020

		2020
Total Ownership Equity from Statement of Financial Condition	$	9,939
Deductions:		
Total Non-Allowable Assets:		
Commission Receivable > 30 Days	$	-
Net Capital before Haircuts on Securities Positions	$	9,939
Haircuts on Securities		
Trading and Investment Securities		
Money Market - 2%	$	-
Total Net Capital	$	9,939
Less: Minimum Net Capital Requirement	$	(5,000)
Net Capital in Excess of Requirement	$	4,939
Aggregate Indebtedness		N/A
Percentage of Debt to Debt Equity Ratio		N/A

See Independent Auditor's Report and Accompanying Notes

Wall Street Capital Corporation
Reconciliation of the Audited Computation of Net Capital and the Unaudited FOCUS Report at December 31, 2020

	2020
Total Ownership Equity from Statement of Financial Condition - Unaudited	$ 9,939
Adjustments: Increase (Decrease) Adjust Investment Funds Account	$ -
Total Increase (Decrease) in Ownership Equity	$ -
Total Ownership Equity from Statement of Financial Condition - Unaudited	$ 9,939
Total Non-Allowable Assets - Audited	$ -
Haircuts on Securities:	
Trading and Investment Securities	
Money Market - 2%	$ -
Net Capital	$ 9,939
Net Capital, as reported in Company's Part II (Unaudited)	$ 9,939

Note: There are no material differences between the net capital computation calculation above and the net capital reported on Form FOCUS X-17A at 11A at December 31, 2020

Wall Street Capital Corporation
SCHEDULE II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
as of December 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

Wall Street Capital Corporation
SCHEDULE III
Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.